Exhibit 99.1

YAMANA PROVIDES PRELIMINARY 2013 OPERATING RESULTS AND FUTURE OUTLOOK
--2014 PRODUCTION EXPECTED TO GROW BY OVER 16% AND LOW COST STRUCTURE TO BE MAINTAINED, SIGNIFICANT DECLINE IN CAPITAL SPENDING--

TORONTO, ONTARIO, February 10, 2014 – YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) (“Yamana” or “the Company”) reports preliminary operational results for the fourth quarter and full year 2013, updates the Company’s outlook and provides a corporate update.

The Company continues to be focused on creating a balance between costs and production, margin preservation and the generation and protection of cash flow.  The Company continues to believe this approach is appropriate and prudent to create longer term value in the prevailing environment of uncertain commodity prices.

For 2013, cash flow remained robust notwithstanding significant declines in precious metals prices.  In the second quarter, the Company implemented a cost savings program that has allowed the generation of robust cash flow into year end notwithstanding lower commodity prices.  Cash flow expectations for the fourth quarter should be above levels in the second quarter when the Company’s cost savings and containment program was initiated.

The Company produced approximately 1.2 million gold equivalent ounces (“GEO”)1 in 2013 consisting of over 1.0 million ounces of gold and 8.4 million ounces of silver.  All-in sustaining cash costs (“AISC”)2,3 on a co-product basis for the full year were approximately $947 per GEO and $814 per GEO on a by-product basis.   AISCs averaged below $925 per GEO on a co-product basis for the year beginning in the second quarter when the Company’s cost containment initiative was announced.

Production Observations

●	Production at all operating mines, not including new operations, met or exceeded goals set in 2013; this includes the revised goals set at Jacobina in the first quarter.
	°	At Jacobina near term objectives for improvement of costs and underground development have been met or exceeded; and
	°	Longer term objective of development of higher grade areas is in progress.
●
Shortfall in production compared to overall production goals can be attributed entirely to new operations all of which were met with challenges and delays in 2013, which were resolved by year end. In the fourth quarter, there were significant improvements in production at Pilar and Ernesto/Pau-a-Pique with a continuing steady state ramp-up at C1 Santa Luz. Pilar and Ernesto/Pau-a-Pique production increased by 115% and 46% over third quarter levels with significant improvements occurring in December.

(All amounts are expressed in United States dollars unless otherwise indicated.)

1.	Silver production is treated as a gold equivalent at a ratio of 50:1.
2.	Refers to a non-GAAP measure. Reconciliation of non-GAAP measures are available at www.yamana.com/q32013.
3.	Includes cash costs, sustaining capital, corporate general and administrative expense and exploration expense.

●	Delayed equipment for Pilar, whose purpose is to improve dilution and productivity, has arrived on site and now better positions the operation to meet 2014 expectations.
●
Gualcamayo production also improved in the fourth quarter. The underground expansion began contributing, while later than expected, in early December. Production at Gualcamayo for December and January averaged over 14,000 ounces per month, consistent with expected production levels of the expanded operation.

●	Production levels were tapered at El Peñón and Mercedes in the fourth quarter to better position those mines for production in 2014, although both produced above goals.
●	All mines are now producing which should significantly improve the reliability of production and cost estimates going forward beginning in 2014.

Costs Observations

●	Preliminary cash cost estimates2 for 2013 are $596 per GEO on a co-product basis and $410 per GEO after by-product credits which is consistent with previous guidance.
●	Preliminary cash cost estimates for the fourth quarter are $647 per GEO on a co-product basis and $417 per GEO after by-product credits which is consistent with previous guidance.
●	All-in sustaining cash costs for the full year 2013 were approximately $947 per GEO on a co-product basis and $814 per GEO on a by-product basis.
●	All-in sustaining cash costs for the fourth quarter were approximately $935 per GEO on a co-product basis and $754 per GEO on a by-product basis.
●
The average all-in sustaining cash cost on a co-product basis for the last three quarters was below $925 per GEO, exceeding expectations laid out in the cost containment initiative introduced in the second quarter.

Preliminary production on a mine-by-mine basis for the fourth quarter and full year 2013 is summarized below:

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Preliminary Production (GEO)	Q4 2013	FY2013
Chapada	29,817	110,618
El Peñón	101,364	467,523
Gualcamayo	34,929	120,337
Jacobina	19,519	73,695
Minera Florida	30,513	118,590
Mercedes	31,716	141,618
Fazenda Brasileiro	18,270	70,079
C1 Santa Luz*	6,120	12,997
Pilar*	10,494	15,374
Ernesto/Pau-a-Pique*	9,707	27,571
Alumbrera (12.5%)	11,319	39,157
Total Production (GEO)	303,768	1,197,559
Total Copper (M lbs.)(Chapada)	36.0	130.2
* Commissioning production as the mine is not yet in commercial operation.

The shortfall between production and guidance is attributed entirely to new operations all of which were met with challenges and delays in 2013, which were resolved by year end.  Significant production increases in 2014 will result from these new operations having completed their ramp-up through the end of last year.  Production in January 2014 has met overall goals and specific goals by mine, which positions the Company to meet its expectations of increases in production in 2014 over 2013 at contained levels for costs and be able to more reliably estimate its production and costs going forward.

PRODUCTION OUTLOOK

The Company has budgeted production of 1.4 million GEO in 2014 at all-in sustaining cash costs below $850 per GEO on a by-product basis and $925 per GEO on a co-product basis.  Silver production is expected to be approximately 8.8 million ounces in 2014 which is included in GEO.

As part of the annual budgeting process, the Company has performed various evaluations to maximize the level of confidence and reliability in the forecast production, costs and cash flow generation capacity at every operation. These evaluations identify ounces that the Company considers to have a lower level of certainty or reliability on any of: production, costs or cash flow generation.   For budgeted production in 2014, all of these ounces relate to new operations as they progress to full capacity.  The Company considers 70,000 production ounces, or less than five per cent, of its budgeted production for 2014 to be within this category and most of these ounces would be in pre-commercial production and as such not impact its cash flow expectations for the year.

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The Company strives to achieve budgeted production and conducts these evaluations for the purposes of stress testing its business plan and for evaluation of the proper balance between production and costs and other factors that may influence or affect cash flow. While the Company will make every effort to produce at budget levels, this approach provides a reasonable tool for assessing downside risk to production or where costs are at risk or where the level of reliability for certain production is below the level of total of its expected production. The Company remains focused on the generation and maximization of cash flow.
The table below provides the mine–by–mine 2014 production expectations according to budget.

Estimated Production (GEO)	2014E
Chapada	103,000
El Peñón	448,000
Gualcamayo	170,000
Jacobina	89,000
Minera Florida	114,000
Mercedes	129,000
C1 Santa Luz	90,000
Pilar	90,000
Fazenda Brasileiro	64,000
Ernesto/Pau-a-Pique	58,000
Alumbrera (12.5%)	45,000
Total Production (GEO)	1,400,000
Total Copper (M lbs.)(Chapada)	134

Production in 2015 is expected to further increase.  The Company is evaluating proposed plans for production increases in light of its philosophy of balancing production with costs.

COSTS & ADDITIONAL GUIDANCE

Estimated cash costs for 2014 are forecast to be in line with 2013 on both a co-product and by-product basis.  Cash costs on a by-product basis are calculated after base metal by-product credits, which assumes a price forecast for copper of $3.20 per pound.

As previously guided, all-in sustaining cash costs for 2014 are expected to be below $850 per GEO on a by-product basis and $925 per GEO on a co-product basis.

For 2014, sustaining capital is expected to be approximately $320 to $340 million or approximately $250 per GEO when allocating all capital to gold ounces with no consideration for copper.   The Company treats copper as a by-product and applies all sustaining capital to GEOs.  The expected decline in sustaining capital is in part the result of the Company’s cost containment initiatives related to maintenance, and the expected growth in gold production.  Sustaining capital is included in all-in sustaining cash costs.

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Expansionary capital spending for 2014 is expected to be approximately $150 million, which is significantly lower than 2013 as the Company’s newest operations ramp-up to commercial production and the Company continues to allocate capital to those opportunities that can most readily contribute to cash flow.

The Company expects to spend approximately $70 million on exploration where the focus continues to be on near mine exploration and ounces that can most quickly be brought into production and contribute to cash flow generation.

For 2014, depreciation, depletion and amortization (“DD&A”) is expected to be approximately $340 per GEO when excluding any allocation to copper as the Company treats copper as a by-product and applies all DD&A to GEO.

General and administrative expenses are expected to be below $140 million.  The effective tax rate for 2014 is forecast to be between 30 - 32%.

OTHER CORPORATE UPDATES

Cerro Moro

Work continued on updating the feasibility study and is expected to be completed in 2014.

The updated feasibility study includes the following parameters:
●	Initial capital costs expected to be approximately $150 million;
●	Throughput rate of fewer than 750 tonnes per day;
●	Expected production of approximately 150,000 GEO per annum;
●	AISC are expected to be below the Company’s current costs structure.

Certain pre-development work, including the development of a production ready decline into one of the ore bodies, continues.  Depending on the outcome of the studies and subsequent construction decision, production could begin in 2016.

This reduced-scale operation aligns with Yamana’s focus to balance production growth and capital spending to maximize value creation, and allows the option to expand the operation in the future if economically justified.  The design is consistent with the Company’s objective to be prudent in its capital spending in the current market environment.

As a construction decision is pending, expansionary capital estimates for 2014 would increase by the amount required for Cerro Moro and depending on when a construction decision is made and when in the year construction would begin.

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Suyai

The Company plans to apply for the needed permits in 2014.

A number of relevant studies have already been completed and others are ongoing, which would position the Company well to apply for permitting this year.

The current plan being evaluated includes an underground operation without any chemical processing onsite that will produce a precious metals concentrate that could be sold to third parties or potentially processed at Cerro Moro.

The current plan also includes the following parameters:
●	Initial capital costs expected to be approximately $220 million
●	Throughput rate initially of approximately 1,150 tonnes per day; with a plan to expand over time;
●	Expected production of approximately 150,000 GEO per annum;
●	AISC are expected to be below the Company’s current costs structure.

This smaller scale mining approach and processing off-site is a new approach not previously contemplated for the development of Suyai.

This high grade gold-silver deposit has similarities to the deposits at El Peñón and Mercedes, and has the potential to add significant value to the Company’s portfolio of producing mines.  Consistent with the Company’s focus to balance production growth and capital allocation, the plan for Suyai is being evaluated to ensure it maximizes value creation while mitigating costs.  The Company remains committed to working with local communities and governments to ensure its plan is in compliance with applicable laws and regulations.

Management Update

The Company also announced the following enhancements to the senior management team:

Mr. Darcy Marud has been appointed to the newly created position of Executive Vice President, Enterprise Strategy.  This position will be responsible for the integration of exploration, operations and technical services, and will report directly to the Chief Executive Officer.  Mr. Marud has over 27 years of experience as a gold exploration geologist in the Americas and since 2007 had held the position of Senior Vice-President, Exploration at Yamana.  This position recognizes the importance of the various disciplines for proper evaluation and development of new projects.

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Mr. William (Butch) Wulftange has been appointed Senior Vice President, Exploration.  Mr. Wulftange has over 30 years of experience in exploration, technical compliance and business development with mining companies in the Americas.  He most recently held the position of Vice President, Resources & Reserves and Technical Compliance at Yamana.

Mr. Trevor Mulroney has been appointed Vice President, Operations, Argentina.  This position will be responsible for all operations processes and procedures at the mine and project level in Argentina, and will report jointly to the Chief Operating Officer and Vice President, Country Manager, Argentina.  Mr. Mulroney has over 28 years of operational and corporate experience across a wide range of commodities and jurisdictions.  Before joining Yamana, Mr. Mulroney was President and Chief Executive Officer at Extorre Gold Mines.  Mr. Mulroney has been and remains responsible for Cerro Moro’s feasibility study.

As the Company enters into a new phase of growth from projects in the pipeline, the Company also will be recruiting more support in its technical services department to improve the timeliness and quality of studies and advancement of these projects into production while continuing to enhance value.

Additional Financial Considerations

Impairment testing is conducted on a regular basis and at least annually.  Impairment testing is performed using life of mine after-tax cash flow projections, which incorporate reasonable estimates of future metal prices, production based on current estimates of recoverable mineral reserves and mineral resources, exploration potential, future operating costs, capital expenditures, inflation, and long-term foreign exchange rates.  As part of its fourth quarter and full year financial results and in connection with the Company’s annual impairment testing, Yamana is conducting a review of its assets for possible impairment charges.  Preliminary analysis indicates that non-cash impairments may be possible at Alumbrera, Ernesto/Pau-a-Pique, Jeronimo and other minor properties, all of which are still under evaluation.  There is no indication for impairment of any other of the Company’s assets.  The total non-cash impairment is expected to be approximately six percent of total asset book value.

FOURTH QUARTER AND FULL YEAR 2013 RESULTS

The Company will release its fourth quarter and full year 2013 results, and 2013 mineral resource and mineral reserve estimate after market close on February 18, 2014 followed by a conference call and webcast on February 19, 2014 at 8:30 a.m. ET.

For further information on the conference call or webcast, please contact the Investor Relations Department at investor@yamana.com or visit www.yamana.com.

About Yamana
Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications & Investor Relations
416-945-7362
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the  expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form for the year ended December 31st, 2012 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F for the year ended December 31st, 2012 filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NON-GAAP MEASURES
The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” to supplement its financial statements, which are presented in accordance with International Financial Reporting Standards (“IFRS”). The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A, except that 2010 financial data is presented in accordance with previous Canadian GAAP.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Gold equivalent ounces assumes gold plus the gold equivalent of silver using a ratio of 50:1.

CASH COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with International Financial Reporting Standards (“IFRS”) do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operations. Average cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs. Cash costs are computed both on a co-product, by-product and all-in sustaining basis.

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Cash costs per gold equivalent ounce on a by-product basis is calculated by applying zinc and copper net revenue as a credit to the cost of gold production and as such the by-product gold equivalent ounce cash costs are impacted by realized zinc and copper prices. These costs are then divided by gold equivalent ounces produced. Gold equivalent ounces are determined by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production.

Cash costs on a co-product basis are computed by allocating operating cash costs to metals, mainly gold and copper, based on an estimated or assumed ratio. These costs are then divided by gold equivalent ounces produced and pounds of copper produced to arrive at the average cash costs of production per gold equivalent ounce and per pound of copper, respectively. Production of zinc is not considered a core business of the Company; therefore, the net revenue of zinc is always treated as a credit to the costs of gold production.

All-in sustaining cash costs seeks to represent total sustaining expenditures of producing gold equivalent ounces from current operations, including by-product cash costs, mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation and exploration and evaluation expense. As such, it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, our calculation of all-in sustaining cash costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. This performance measure has no standard meaning and is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP.

Cash costs per gold equivalent ounce and per pound of copper are calculated on a weighted average basis.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

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